March 6, 2017

Via EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Net Element, Inc.

Request for Withdrawal of Registration Statement on Form S-1

Filed January 7, 2016

File No. 333-208909

Ladies and Gentlemen:

Net Element, Inc., a Delaware corporation (the “Company”), hereby requests that Registration Statement on Form S-1 (File No. 333-208909), originally filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2016 (the “Registration Statement”), together with all exhibits and amendments thereto, be withdrawn, with such withdrawal to be effective as of the date hereof pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”).

The Company is requesting the withdrawal of the Registration Statement, which registered up to $50,000,000 of common stock, preferred stock, warrants, units, subscription rights, and/or debt securities in one or more offerings and in any combination. The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) under the Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Should you have any questions or comments after reviewing this letter, please do not hesitate to contact me directly at 305-588-0122, or our outside counsel, Serge V. Pavluk of Snell & Wilmer L.L.P. at 714-427-7442 with any questions, or if you wish to discuss the above request.

On behalf of the Company and our legal counsel, please accept our thanks for your assistance and cooperation throughout the Company’s registration process.

Very truly yours,

NET ELEMENT, Inc.

By: _/s/ Jonathan New________

Name: Jonathan New

Title: Chief Financial Officer